RALLY

Bill of Sale

As of February 12, 2021

This bill of sale (the “Bill of Sale”) records the purchase between RSE Archive, LLC (“Purchaser” or “us”) and Goldin Auctions (“Seller”) with regard to the assets described below (each individually an “Asset”, collectively the “Assets”). This Bill of Sale may be modified or amended only with the prior written consent of Purchaser.

Asset:	#07DURANT
Description:	2007 Topps Chrome Orange Refractor Kevin Durant Rookie Card graded PSA GEM MT 10
Total Acquisition Cost:	$ 115,200.00
Consideration: Cash (%) Equity (%) Total	$ 115,200.00(100%) $ 0 (0%) $ 115,200.00(100%)